Filed Pursuant to Rule 433
Registration No. 333-194227
March 5, 2015

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 5, 2015)

Issuer:	Alabama Power Company
Format:	SEC Registered
Security:	Series 2015A 3.750% Senior Notes due March 1, 2045
Expected Ratings:*	A1(Stable)/A (Negative)/A+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Trade Date:	March 5, 2015
Expected Settlement Date:	March 11, 2015 (T+4)
Size:	$550,000,000
Maturity Date:	March 1, 2045
Interest Payment Dates:	March 1 and September 1 of each year, beginning September 1, 2015
Coupon:	3.750%
Initial Public Offering Price:	99.306%
Benchmark Treasury:	3.000% due November 15, 2044
Benchmark Treasury Yield:	2.719%
Spread to Benchmark Treasury:	+107 basis points
Re-Offer Yield:	3.789%
Make-Whole Call:	Prior to September 1, 2044 at T+20 basis points
Par Call:	On or after September 1, 2044 at 100%
CUSIP/ISIN:	010392FM5/US010392FM53
Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. Morgan Stanley & Co. LLC
Co-Managers:
BBVA Securities Inc.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.
Fifth Third Securities, Inc.
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
Blaylock Beal Van, LLC
CastleOak Securities, L.P.
Loop Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Barclays Capital Inc. toll free at 1-888-603-5847, Goldman, Sachs & Co. toll free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Mizuho Securities USA Inc. toll free at 1-866-271-7403 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.